

Mail Stop 4631

September 1, 2016

Via E-mail
Hilliard C. Terry, III
Chief Financial Officer
Textainer Group Holdings Limited
650 California Street, 16th Floor
San Francisco, California 94108

> **Re: Textainer Group Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 1-33725**

Dear Mr. Terry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates, page 67
Accounting for Container Leasing Equipment, page 68

1. Please expand your discussion and analysis of the decrease in the residual value of your 40' high cube containers within your non-refrigerated containers category to provide additional information of the specific facts and circumstances that led to the change. For example, please disclose the length of time the sales history for these used containers was below the residual value before the residual value was reduced. Please also explain why you reduced the residual value for only the 40' high cube containers. To the extent that the sales history for your other used containers are nearing or below the residual value for your other containers, please disclose this fact along with a discussion of the specific facts and circumstance that would result in a change to the residual value that could lead to a material change in depreciation expense. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

2. Please expand your disclosures for container impairment to include a discussion of any events that occurred during fiscal year 2015 that resulted in you estimating a group of containers' recoverability. In this regard, we note that beginning July 1, 2015 you changed your residual value estimate of your 40' high cube and Note 1(i) on page F-13 indicates that you evaluated the recoverability of your container equipment at December 31, 2015 and 2014. As part of your disclosure, please identify the group of containers tested, the carrying value of each group of containers tested, and the extent to which the recoverable amount exceeded the carrying value of each group of containers tested. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

<u>(1) Nature of Business and Summary of Significant Accounting Policies, page F-8</u>
<u>(i) Containers and Fixed Assets, page F-12</u>

3. Please expand your table of the estimates of useful lives of your containers by type to include the estimated dollar residual value, the gross value, and accumulated depreciation. Please refer to ASC 360-10-50-1 for guidance.

<u>(12) Segment Information, page F-37</u>

4. Please disclose the amount of revenues from external countries attributed to your country of domicile and also to each individual foreign country to the extent material in accordance with ASC 280-10-50-41.a. While we understand that your customers use the containers internationally, an attribution policy for presenting these revenues may be your customers' primary domicile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156, or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction